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SEC FILE NUMBER
8-48501

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TECKMEYER FINANCIAL SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
FEB 7 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11104 JOHN GALT BOULEVARD
(No. and Street)

OMAHA	NE	68137
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

THOMAS TECKMEYER	402-331-8600	tom@teckmeyerfinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

HENJES, CONNER & WILLIAMS, PC
(Name – if individual, state last, first, and middle name)

P.O. BOX 1937	DAKOTA DUNES	SD	57049
(Address)	(City)	(State)	(Zip Code)

9/24/2003	108
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS TECKMEYER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TECKMEYER FINANCIAL SERVICES, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TAMMI HAHN
General Notary - State of Nebraska
My Commission Expires Aug 24, 2027

Signature: [signature]

Title:
PRESIDENT

[signature]
Notary Public

SEC Mail Processing
[date stamp] 2024
Washington, DC

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TECKMEYER FINANCIAL SERVICES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2023

TECKMEYER FINANCIAL SERVICES, L.L.C.
TABLE OF CONTENTS

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TECKMEYER FINANCIAL SERVICES, L.L.C. (a Nebraska limited liability company), as of December 31, 2023, the related statements of income and changes in members' equity, cash flows, and changes in liabilities subordinated to claims of general creditors, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Teckmeyer Financial Services, L.L.C. as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Teckmeyer Financial Services, L.L.C.'s management. Our responsibility is to express an opinion on Teckmeyer Financial Services, L.L.C.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Teckmeyer Financial Services, L.L.C. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules on pages 13 through 16 have been subjected to audit procedures performed in conjunction with the audit of Teckmeyer Financial Services, L.L.C.'s financial statements. The supplemental information is the responsibility of Teckmeyer Financial Services, L.L.C.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Henjes, Conner & Williams, PC

Certified Public Accountants

We have served as Teckmeyer Financial Services, L.L.C.'s auditor since 2014.

Dakota Dunes, South Dakota
February 22, 2024

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	820,437
Commissions receivable	123,042
Interest receivable	5
Prepaid expenses	24,217
Refundable pass-through entity tax	4,389
Total current assets	972,090
FURNITURE AND EQUIPMENT	
Furniture and fixtures	56,716
Office equipment	24,201
Computer equipment	81,059
	161,976
Less accumulated depreciation	(144,586)
Net furniture and equipment	17,390
OTHER ASSETS	
Deposit with clearing organization	25,000
TOTAL ASSETS	1,014,480

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	23,524
Salaries and commissions accrued	64,394
Payroll taxes accrued	5,406
Property taxes payable	286
Profit sharing accrued	50,000
Total current liabilities	143,610
MEMBERS' EQUITY	870,870
TOTAL LIABILITIES AND MEMBERS' EQUITY	1,014,480

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2023

REVENUES	
Commissions	41,744
Mutual fund fees	1,374,175
Asset management fees	501,836
Other revenue	39,499
Total revenues	1,957,254
EXPENSES	
Advertising	10,944
Auto expense	104
Commissions	873,704
Computer	32,115
Contract labor	71,401
Correspondent fees	31,850
Depreciation	5,327
Donations	3,100
Dues and subscriptions	1,975
Entertainment and travel	3,276
Insurance	49,822
Miscellaneous	14,058
Postage and printing	6,418
Professional fees	23,010
Promotions	4,507
Regulatory fees	14,066
Rent	51,207
Repairs and maintenance	10,941
Retirement plan	76,244
Salaries	343,435
Supplies	6,129
Taxes	53,460
Telephone	13,115
Total expenses	1,700,208
INCOME FROM OPERATIONS	257,046
OTHER INCOME	
Interest income	32,683
NET INCOME	289,729

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY
YEAR ENDING DECEMBER 31, 2023

MEMBERS' EQUITY, beginning	839,137
Net Income	289,729
Distributions	(257,996)
MEMBERS' EQUITY, ending	870,870

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES	
Commissions and fees received	1,903,318
Other income received	39,499
Interest received	32,760
Cash provided by operating activities	1,975,577
Cash paid for salaries and commissions	1,211,377
Cash paid for operating expenses	474,905
Cash disbursed for operating activities	1,686,282
Net cash provided by operating activities	289,295
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(2,027)
Net cash used in investing activities	(2,027)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payment for passthrough entity tax	(4,389)
Members' distributions	(257,996)
Net cash used in financing activities	(262,385)
NET INCREASE IN CASH AND CASH EQUIVALENTS	24,883
CASH AND CASH EQUIVALENTS, beginning of year	795,554
CASH AND CASH EQUIVALENTS, end of year	820,437

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2023

Reconciliation Of Net Income To Net Cash Provided By Operating Activities:	
Net income	289,729
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,327
(Increase) decrease in:	
Commissions receivable	(14,437)
Interest receivable	77
Prepaid expenses	(1,985)
Increase (decrease) in:	
Accounts payable	4,429
Salaries and commissions accrued	5,762
Payroll taxes accrued	107
Property taxes payable	286
Total adjustments	(434)
Net cash provided by operating activities	289,295

See accompanying notes to financial statements.

TECKMEYER FINANCIAL SERVICES, L.L.C.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
YEAR ENDING DECEMBER 31, 2023

SUBORDINATED LIABILITIES, DECEMBER 31, 2022	- 0 -
Increases	- 0 -
Decreases	- 0 -
SUBORDINATED LIABILITIES, December 31, 2023	- 0 -

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Teckmeyer Financial Services, L.L.C. (the Company), is registered as a broker dealer under the Securities Exchange Act of 1934.

The Company is a brokerage firm located in Omaha, Nebraska, whose principal business activity is the trading of securities and mutual funds on behalf of clients. The Company's revenues are derived primarily from commission revenues from the trading of these securities and mutual funds. It is regulated by the Securities Exchange Commission (SEC) and is under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). FINRA is the largest independent regulator of securities firms doing business in the United States.

Organization

Teckmeyer Financial Services, L.L.C., is organized as a limited liability company in the state of Nebraska. The period of duration or life of the Company is 30 years ending May 1, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less (temporary investments) to be cash equivalents.

Revenue Recognition

The Company earns revenue from third party clients for providing services as a distributor of mutual funds and other investment products. Commission revenue includes revenue earned on mutual fund sales that are recognized on a trade-date basis and trailer fee revenue that is recognized on an accrual basis as these fees are earned.

The Company also earns revenue from asset management fees. Asset management fees are received quarterly but are recognized on an accrual basis as these fees are earned.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions Receivable

Commissions receivable have been adjusted for all known uncollectible accounts. No allowance for bad debts is considered necessary at year end.

Furniture and Equipment

Furniture and equipment are stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Depreciation

The Company provides for depreciation of furniture and equipment using annual rates which are sufficient to amortize the cost of depreciable assets using the straight-line method over their estimated useful lives, which range from 3 - 10 years.

Income Taxes

The Company has elected, with the consent of the members, to be treated as an S corporation under the Internal Revenue Code for income tax purposes. Therefore, the income and expenses of the Company are reported on the individual member's personal income tax returns. Accordingly, the financial statements do not include any provision for income taxes.

The Company has adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertain Tax Positions*. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. Management does not expect the interpretation will have a material impact (if any) on its results from operations or financial position.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $10,944 for the year ended December 31, 2023.

Compensated Absences

Full-time, year-round employees are entitled to paid vacation depending on the length of service and other factors. Accrued vacation pay at December 31, 2023, was deemed immaterial and not accrued.

NOTE 2. LEASE COMMITMENTS

The Company conducts its operations with office space under an operating lease agreement which is currently on a month-to-month basis, and the current monthly rent amount is $4,486. The total rent expense for the above agreement for the year ended December 31, 2023, was $51,207.

NOTE 3. RETIREMENT PLAN

The Company maintains a 401(k)-salary reduction plan for all eligible employees. Employees are eligible to participate in the plan upon completion of one year of service. Employer contributions are made based on a percentage of the participants' wages. The Company's expense was $26,244 for the year ended December 31, 2023.

The Company also maintains a profit-sharing plan for all eligible employees with a minimum of one year of service. Employer contributions are determined by an annual resolution of the members based on eligible compensation. The Company's expense was $50,000 for the year ended December 31, 2023.

NOTE 4. STATE PASS-THROUGH ENTITY TAX

The Company has elected to pay a newly imposed Nebraska Pass-Through Entity tax ("PTE Tax") on behalf of the members for the year ended December 31, 2023. This tax is assessed on the 6.64% of taxable income and is applied to reduce each member's proportionate share of federal taxable income reportable on that member's personal income return. Accordingly, each member recognizes a federal tax benefit as if the member's state income tax were fully deductible on the member's personal federal income tax return. Since the income tax benefits associated with the PTE Tax exclusively benefit the members, each member's proportionate share of the tax is recognized as a distribution to that member. Each of the member's distributions include their proportionate share of $19,611 representing the PTE Tax paid for the year ending December 31, 2023. The PTET payments made by the Company for the year ending December 31, 2023, exceeded the tax due by $4,389 which are refundable to the Company.

In addition, Nebraska allowed for retroactive elections for the 2018, 2019, 2020, 2021, and 2022 tax years. The Company made an election in 2023 for the years 2018 and 2019, and paid the PTE Tax related to those years. Accordingly, distributions include $58,385 for amounts related to those payments.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that members' equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2023, the Company had net capital of $742,754, which was $692,754 in excess of its required net capital. The Company's net capital ratio of aggregate indebtedness to net capital was .1933 to 1 as of December 31, 2023.

NOTE 6. CONCENTRATION OF CREDIT RISK

The Federal Deposit Insurance Corporation (FDIC) insures balances up to $250,000. At times, the balances in the Company's accounts may exceed this limit.

The Company is a member of Securities Investor Protection Corporation (SIPC), a nonprofit organization that assists investors when a brokerage firm closes due to bankruptcy or other financial difficulties. SIPC works to return customers' cash, stock and other securities, and other customer property that may be missing from their account. It does not cover individuals who sold worthless stocks and other securities, but rather helps customers when stocks and other securities are stolen or put at risk when a brokerage fails for other reasons. Securities in accounts transacted by the Company are protected in accordance with SIPC rules up to $500,000, including $250,000 cash.

The Company is engaged in various brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7. CONTINGENCIES

There were no outstanding contingencies as of December 31, 2023.

NOTE 8. SUBSEQUENT EVENT

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2024, the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

SCHEDULE I

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL IN ACCORDANCE WITH RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2023

AGGREGATE INDEBTEDNESS		
Total liabilities		143,610
NET CAPITAL		
Total members' equity		870,870
Less nonallowable assets and deductions		
Receivables	64,888	
Prepaid expenses	25,071	
Furniture and equipment, net	17,390	
Refundable pass-through entity tax	4,389	
		111,738
Net capital before haircuts on securities positions		759,132
Haircuts on securities		16,378
Total net capital		742,754
COMPUTATION OF BASIC CAPITAL REQUIREMENT		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)		50,000
Net capital exceeding requirements		692,754
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		19.33%

SCHEDULE II

TECKMEYER FINANCIAL SERVICES, L.L.C.
RECONCILIATION OF NET CAPITAL AND AGGREGATE
INDEBTEDNESS PER AUDIT REPORT TO CLIENT'S FOCUS REPORT
AS OF DECEMBER 31, 2023

Aggregate indebtedness per audit report	143,610
Aggregate indebtedness per FOCUS report	143,610
Difference	- 0 -
Net capital per audit	742,754
Net capital per FOCUS report	742,754
Difference	- 0 -

SCHEDULE III

TECKMEYER FINANCIAL SERVICES, L.L.C.
COMPUTATION OF THE RESERVE REQUIREMENTS
DECEMBER 31, 2023

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

SCHEDULE IV

TECKMEYER FINANCIAL SERVICES, L.L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
DECEMBER 31, 2023

Teckmeyer Financial Services, L.L.C., is exempt from Rule 15c3-3 under its following rule section:

(k)(2)(ii) - All customer transactions cleared through another broker dealer on a fully disclosed basis.

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
of Teckmeyer Financial Services, L.L.C.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Teckmeyer Financial Services, L.L.C. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Teckmeyer Financial Services, L.L.C. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) "All customer transactions cleared through another broker-dealer on a fully disclosed basis" (the "exemption provisions") and (2) Teckmeyer Financial Services, L.L.C. stated that Teckmeyer Financial Services, L.L.C. met the identified exemption provisions throughout the most recent fiscal year without exception. Teckmeyer Financial Services, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Teckmeyer Financial Services, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Henjes, Conner & Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 22, 2024

TECKMEYER FINANCIAL
SERVICES, LLC
INVESTMENTS BASED ON PRINCIPLE

Teckmeyer Financial Services' Exemption Report

Teckmeyer Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception, other than these two instances:

   i. September 9th, 2021 – U.S. Bank systems were not functioning, so deposit was made the next day. Check was made payable to RBC.

   ii. September 27th, 2021 – client sent in checks payable to American Funds without any notice or account paperwork. We obtained the necessary paper from the client as quickly as possible and immediately forwarded them to American Funds.

Teckmeyer Financial Services

I, Thomas Teckmeyer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Thomas N. Teckmeyer
Thomas N. Teckmeyer
President

Date: 02/22/2024

HENJES, CONNER &
WILLIAMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

PO BOX 1937
801 STEVENS PORT DR
DAKOTA DUNES, SD 57049

P: (605) 242-3900
(800) 274-3931
F: (605) 242-3901

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES ON ANTI-MONEY LAUNDERING COMPLIANCE PROGRAM

To the Board of Managers
Teckmeyer Financial Services, L.L.C.
Omaha, Nebraska

We have performed the procedures described in the attached schedule on TECKMEYER FINANCIAL SERVICES, L.L.C.'s compliance with the Anti-Money Laundering (AML) Compliance Program as required by the Bank Secrecy Act (31 USC 5311, et seq.) and its implementing regulations and FINRA Rule 3310 (AML Compliance Program), during the year ended December 31, 2023. Management of Teckmeyer Financial Services, L.L.C. is responsible for Teckmeyer Financial Services, L.L.C.'s compliance with those requirements.

Teckmeyer Financial Services, L.L.C. has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of evaluating Teckmeyer Financial Services, L.L.C.'s compliance with the AML requirements for the year ended December 31, 2023. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures and associated findings are described in the attached report.

We were engaged by Teckmeyer Financial Services, L.L.C. to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an audit or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Teckmeyer Financial Services, L.L.C.'s compliance with the AML requirements for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Teckmeyer Financial Services, L.L.C. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Teckmeyer Financial Services, L.L.C. and regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Henjes, Conner &
Williams, PC
Certified Public Accountants

Dakota Dunes, South Dakota
February 22, 2024

TECKMEYER FINANCIAL SERVICES, L.L.C.

AGREED-UPON PROCEDURES

DECEMBER 31, 2023

Review Written Supervisory Procedures and Staff Compliance with Rules

Teckmeyer Financial Services, L.L.C. has implemented an Anti-Money Laundering (AML) Program. The Program establishes the systems and internal controls which Teckmeyer Financial Services, L.L.C. utilizes to prevent and detect money laundering.

We reviewed the Company's AML program to determine if the policy included all required elements.

Results

The Company's policy covered the elements required by AML regulations.

Review Financial Crimes Enforcement Network (FinCEN) Requests

The Financial Crimes Enforcement Network (FinCEN) sends periodic 314(a) requests to the Company. Upon receiving a request the Company is required to search its records to determine whether it has accounts for, or has engaged in transactions with, any specified individual, entity, or organization named in the FinCEN's request. Annually, the Company also compares their complete customer database against the list.

We reviewed the FinCEN reports received by the Company for 2023 which are maintained on the Company's server. We inquired regarding the procedures to determine the reports were checked against the list of customers.

Results

Per the Company there were no matches indicated on any of the reports. All reports are being maintained as required by the regulations.

Review Suspicious Activity Reporting

Upon discovery of any suspicious activity the Company is required to report the activity on one of the following reports:

1. Suspicious Activity Report (SAR-SF)
2. Currency Transaction Report (CTR)
3. Currency and Monetary Instrument Transportation Report (CMIR)
4. Foreign Bank and Financial Accounts Report (FBAR)

Results

The Company had no situations that required filing any of the reports listed above.

Review Notification to Customers

Before opening an account, and annually thereafter, all customers must be informed that their identification will be verified. We reviewed the privacy notice posted on their website and the sign posted in the client waiting area.

Results

The Company appears to be providing the required notifications to each customer.

Review Procedures to Open New Accounts

All new customers must complete an application and provide evidence of their identity to open a new account. The new customers must be checked against the Office of Foreign Assets Control's list of Specially Designated Nationals (OFAC SDN.) The new customers are also checked against various other databases to help verify their identity (using RemitPro.). Various issues, such as social security number or home address not matching, will return a "review" or "fail" status which will require them to review the data. The broker will gather additional information before determining if the client provided information needs to be changed or is accurate as reported. The broker will then determine whether to open the account for the new customer and will sign off on the RemitPro report.

Results

The sample of new account applications we tested showed that the brokers collected the appropriate identifying information, the applications were approved by a supervisor, and the identity of the applicant was verified and checked against the appropriate databases. No matches to the OFAC list were noted during 2023. We noted one Remit Pro report was missing for the items selected for testing. This was an isolated incident during a time when there was a change of employees. The report was reprinted and added to the file.

Review Policies for Suspicious Activity Monitoring

The Company accepts no cash. They monitor the account opening process, deposits, transfers, and wires to and from accounts. Their policy includes a list of red flag items for the employees to watch for when working with their customers.

Results

Per our inquiry of the client suspicious activity monitoring is included in AML training. The wire transfers and ACH requests for each month note a broker signature showing approval of all wire transfers. The wire transfers and ACH transactions tested were approved by the client and proper documentation is maintained.

AML Recordkeeping

The Company is required to keep all documents related to AML recordkeeping for five years. These documents include all instances of suspicious activity, information on customer identity and verification, monitoring of customer accounts and transactions, records related to customers listed on the OFAC SDN list and FinCEN requests.

Results

Per our inquiry of the client and review of current files it appears they are keeping all of the required documents for the proper period.

Review the Training Program

The Company must develop an ongoing employee training program as part of their AML program. The Company's program requires training related to AML on an annual basis.

Results

The Company's AML program indicated that all agents should receive AML training annually. We reviewed documentation for a sample of agents showing that they had completed the required AML training.